ArcelorMittal Mining's commercial approach

ArcelorMittal

Simon Wandke, Vice President,
Chief Commercial Officer Mining

Investor Day 2011 - 23 September 2011




495HD

Agenda

ArcelorMittal

- Outlook and strategy
  - Core strength, sustainable growth
  - Implementing savings, executing growth
- Mining
  - Building a World-Class Mining business
  - Mining: a commercial approach
- Value-added leadership
  - ArcelorMittal Research and Development
  - Leadership in the Automotive steel market

Strong global marketing presence

ArcelorMittal

CCO AND VP COMMERICAL AND LOGISTICS

EUROPE

Luxembourg

Mining sales strategy and decision center

M & A

Back office

Middle East sales

W. Europe sales

CIS

Luxembourg

All CIS sales

Logistics solutions

ASIA

Shanghai agency

China and North Asia

SOUTH AMERICA

Belo Horizonte agency

South America sales

Domestic & exports

Global marketing footprint

ArcelorMittal Mining's market-driven commercial strategy

ArcelorMittal

BUILD

- Build a globally trusted brand
- Position to external global steel industry as preferred alternative in an otherwise concentrated iron ore and coal market supply side
- Building a balanced (risk, margin) portfolio of global/segment high quality customers
- Build 'customer driven' culture in mining assets
- Driving commercial market approach in M&A and greenfield growth options
- Product quality improvement

EXECUTE

- Apply market pricing adjusted for transportation and value in use
- Developing long term supply relationships with ArcelorMittal steel mills and selected global iron and portfolio of steel producers based on delivering value for customers and our shareholders
- Maximise sales from core seaborne assets with focus on building share in growth markets
- Develop external niche customer sales for non-seaborne trade
- Bundling for maximum off-take through the cycle
- Leveraging logistics, product and market positions beyond 'selling'
- Strategic alliances which may include customer co-investments

Goal to be a globally preferred supplier

Commercial segments 2011: Transitioning to commercial independence

ArcelorMittal

Commercial approach to mature markets


Hold market Share and capture incremental share
Work with Customer on cost reduction in price sensitive steel demand market
Customer Relationship - Technical development
MATURE MARKETS
Build Long term supply arrangements based on customers strength
Selected strategic deals with customers

Commercial approach to growth markets


Position product suite to grow Market share with selected customers
GROWTH MARKETS
Develop wide customer base to underpin sales in periods of weaker demand
Improve/ maintain product specification where the Quality of material supply chain is deteriorating

Adding growth to strengthen portfolio

Mature market: Europe, NAFTA
Growth market: China, India, Middle East, Russia and South America

Global iron ore supply/demand balance

ArcelorMittal

Global iron ore supply / balance projections



3300
2800
2300
1800
1300
800
Iron Ore Demand/Production
World Iron Ore Demand
World Iron Ore Production
2010
2011
2012
2013
2014
2015
2016

Global supply/demand implications

- Top 3 likely to retain seaborne market share
- China domestic ore dominates high cost quartile
- Delays in industry greenfield projects likely
- Lump quality decreasing
- Finer fines likely trend but average chemistry improving
- Higher blast furnace pellet rates to complement sinter quality

Iron ore is not just ore… grade and quality are key

Source: Metaliytics Iron Ore Review Q2 2011 .

Business environment

ArcelorMittal



IRON & STEEL

- China urbanisation to underwrite solid growth to 2020
- India & other steel intensity growth regime
- Trend to flat steel
- Blast furnace remains 'King'
- EAF growth in line with scrap reservoir



RAW MATERIALS

- Major players expand to meet demand
- Concentration continues
- New iron ore entrants > 2015 but likely delays
- India seaborne supply ceases in 2020
- Wider met coal geographic supply (Mozambique, Mongolia)



IRON ORE

- China domestic ores dominate high end of cost curves
- Top 3 maintain seaborne market share
- Delays to industry greenfield capacity likely
- China increases 'off-shore equity' imports to 40% by 2020
- Sinter continues as core Fe feed to blast furnace
- Poorer quality blast furnace lump supply



MET COAL

- Complex but flattening seaborne cost curve. Australia increases but US still 4th quartile
- New basins delayed by infrastructure
- Tight seaborne hard coking coal
- PCI use increasing causing need for higher strength coke
- India/China reduce semi soft rates as PCI rates increase

Diverse portfolio of mining assets to exploit and develop

Commercial development



Liberia commercial development

ArcelorMittal

Liberia development

- Phase 1: 4mtpa DSO
  - Strategy of strategic trials at ArcelorMittal Steel selected plants and several Chinese mills in 2011
  - Build portfolio of long term contracts which can be transitioned into higher grade Phase 2 product supply from 2015
  - Once base customers established, develop offshore cape loading facility for maximum returns
- Phase 2: 15mtpa concentrate from 2015
  - Develop long term supply contracts to sinter and direct reduction pellet producers
  - Studying opportunities to extend market reach

Liberia commercial development approach


Primary target market
Potential new market
Iron ore mine
Liberia
Strategic trials in high growth market of South East Asian market

Liberia greenfield planned expansion (Million MT)


16
12
8
4
0
1
4
15
2011F
2012
2015

Liberia development on track with additional market opportunities under study

Canada commercial development

ArcelorMittal

ArcelorMittal Mines Canada



Primary target market
Potential new market
Iron ore mine
Domestic supply
Canada (AMMC)
Strategic trial in high growth market of Middle East and South East Asian market

Canada commercial approach

- 2011/2012 market transition
- Strategic trials in growth markets of Middle East and Asia

AMMC planned expansion (Million MT)



AMMC External
AMMC Internal
25
20
15
10
5
6
9
7
9
15
9
2011F
2012
2013

2011F AMMC market split* for external sales only



Growth 49%
Mature 51%

Canada expansion progressing

*Mature market: Europe, NAFTA; growth market: China, India, Middle East, Russia and South America

Ukraine iron ore concentrate commercial development

ArcelorMittal

ArcelorMittal Ukraine commercial approach

- Strategic trials underway in Chinese mills in 2011
- Building external shipments to 3-4 mtpa; targeting China
- Product quality enhancement: plan to reduce silica to <5.5%
- Develop stable and cost competitive logistic options

Ukraine planned expansion (Million MT)



16
12
8
4
0
Ukraine marketable
Ukraine non marketable
3
8
3
9
4
10
2011F
2012
2013



Central and East Europe
Ukraine
China
Primary target market
Potential new market
Iron ore mine
Steel facility

Excellent logistics to Central/East Europe and seaborne markets

ArcelorMittal Brazil commercial development

ArcelorMittal

Brazil iron ore assets


Brasilia
Andrade
Bello Horizonte
Serra Azul
Tubarao
Rio de Janeiro
Itaguai
Iron Ore Mine

Brazil planned iron ore expansion (Million MT)


8
6
4
2
0
3
2
3
2
2
2011F
2013
Serra Azul base
Andrade brownfield
Andrade base

Serra Azul mine overview

- 3.3mtpa of production expected in 2011
- Logistics from mines uses Vale rail and port infrastructure; Main port in Itaguai
- Bid for Itaguai port expansion to ensure stable access to seaborne markets
- Strategic trials in China 2011-12


USIMINAS
USIMINAS
ARCELOR
ARCELOR
USIMINAS
MMX
MMX
USIMINAS
FERROUS MINING

Andrade mine overview

- Ideally located in key growth market and positioned for steel expansion
- Main customer: Monlevade
- Develop stable, long-term contracts with domestic steel producers; Potential strategic alliances

Goal to open assets for export opportunities

ArcelorMittal coal business

ArcelorMittal

CIS Coal strategy

- Develop long term quality plan to maximise marketable products
- Building on excellent coking coal characteristics of our Kazakh coals
- Develop arms length supply with AM Temirtau
- Build logistics management entity to ensure shipments always at or above plan
- Develop stable long term sales to selected external customers in Russia, CIS and target growth in China

AM Princeton strategy

- Build coal sales to meet coal preparation facilities
- Complete legacy contracts in near term
- Transition to quarterly pricing and strategic external trials in 2011-2012
- Define direct shipping and blending options logistics to ensure stable seaborne access
- Sales to USA and global seaborne markets

CIS growth (Million MT)



CIS coal non marketable
CIS coal marketable
8
6
4
2
0
4
4
4
2
2
2
2011F
2012
2013



Ratio
Domestic 30%
Export 70%
Product
SMV 35%
NLV 28%
Poca3 25%
PCI 12%
Int/Ext Sales
Internal 41%
External 59%

Building external customer portfolio

CIS: Kuzbass and Kazakhstan
USA: AM Princeton

SMV: Southern Mid Vol HCC
NLV, Northern Mid Vol HCC

Poca 3: Semi soft coking coal
PCI: Pulverised Coal Injection

Recap

- Strong global marketing team in place
- Establishing arms-length contracting with ArcelorMittal Steel
- Strong shipping capability and building land-based logistics
- Building external global customer portfolio: growth market focus
- Strategic trials underway in growth markets in 2011-12
- Adding new higher quality products to meet future supply/demand gaps
- Product bundling opportunities for higher value

Disclaimer

ArcelorMittal

Forward-Looking Statements

This document may contain forward-looking information and statements about ArcelorMittal and its subsidiaries. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target” or similar expressions. Although ArcelorMittal’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of ArcelorMittal’s securities are cautioned that forward-looking information and statements are subject to numerous risks and uncertainties, many of which are difficult to predict and generally beyond the control of ArcelorMittal, that could cause actual results and developments to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Luxembourg Stock Market Authority for the Financial Markets (Commission de Surveillance du Secteur Financier) and the United States Securities and Exchange Commission (the “SEC”) made or to be made by ArcelorMittal, including ArcelorMittal’s Annual Report on Form 20-F for the year ended December 31, 2010 filed with the SEC. ArcelorMittal undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.